Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, NY 10179

April 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cara Wirth

Erin Jaskot

Aamira Chaudhry

Theresa Brillant

Re:	The Honest Company, Inc.

Registration Statement on Form S-1 Registration File No. 333-255150

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of The Honest Company, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Time, on Tuesday, May 4, 2021 or as soon thereafter as practicable, or at such later time as the Company’s outside counsel, Cooley LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature page immediately follows]

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
	Name:	Jacqueline Murphy
	Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
	Name:	Jaclyn Berkley
	Title:	Executive Director

By:	JEFFERIES LLC

By:	/s/ Michael Bauer
	Name:	Michael Bauer
	Title:	Managing Director